Contact

www.linkedin.com/in/
jeffdavidson49 (LinkedIn)

Top Skills

Fundraising

Leadership

Recruiting

Certifications

Series 66

Insurance Agent (Health, Property, Casualty)

Series 24

Insurance Agent, Accident, Health, Life, Variable Life & Variable Annuities

Series 7

Jeff Davidson

Founder & Chairman at Camp Gladiator , Founder & Chairman at Victory Financial Group , 6 Time Founder , Texas Longhorn
Austin, Texas, United States

Summary

As a 6 time Founder, Jeff Davidson has dedicated his professional career to building great companies for a greater purpose.

Alongside his wife Ally, Jeff is the Co-Founder and Chairman of Camp Gladiator - one of the fastest growing fitness companies in the United States. Camp Gladiator was created after Jeff & Ally participated on the NBC show American Gladiators in 2008 and has grown to over 1,000 locations across the country

Jeff founded Victory Financial and Victory Insurance as nationwide platforms for independent Financial Advisors and Insurance Agents to build their practices offering the best products, service, and solutions for their clients.

Jeff and Ally also founded and co-manage CG Victory, a non-profit kids camp that operates throughout Texas. Jeff's passion in life is serving others and fulfilling his life mission of sharing the joy of Christ by laughing, loving, and living adventurously.

Experience

Victory Financial Group

Founder & Chairman

May 2023 - Present (2 years)

Austin, Tx

After two decades in the financial services industry, Jeff's entrepreneurial experience led him to create Victory Financial Group. VFG is world class platform for experienced advisors. Our structure is unique in the industry and allows our advisors total independence, full ownership of their books, and the opportunity for partial ownership in the platform.

Victory Insurance

Founder & Chairman

January 2024 - Present (1 year 4 months)
Austin, Tx

Victory Insurance is a full service Independent Insurance Agency serving customers across Texas. With roots dating back to 1972 with Davidson Insurance, Victory hopes to build on that legacy by offering great service and the best rates from the best companies.

Camp Gladiator
Founder & Chairman
September 2008 - Present (16 years 8 months)
Austin, Texas

Camp Gladiator is a leader and innovator in the fitness space. CG began as an outdoor boot camp and has evolved into a full-service fitness platform for over 1,000 fitness trainers and nutrition coaches. CG is a 9 time qualified for the Inc 5,000 and is operating in all 50 states and has customers in 16 countries.

CG Victory
Founder & Board Member
June 2008 - Present (16 years 11 months)
Austin, Texas, United States

Jeff, alongside his wife Ally founded the non-profit CG Victory. Over the last 15 years they have grown the organization to serve thousands of youth across the state of Texas. CG Victory offers Ignite day camp and Legends overnight camp to kids aged 7-18. The organization is a 501c3 and offers scholarships to at risk youth across the state.

49 Financial
Founder
January 2016 - Present (9 years 4 months)
Austin, Tx

After a storied career as an advisor and Executive leader at Equitable, Jeff was one of the founding 5 members of 49 Financial. Jeff worked to develop the vision, brand, and overall business model. 49 Financial quickly became the fastest growing firm within the Equitable before leaving to go independant in 2019.

Equitable Advisors
Regional Senior Vice President
January 2003 - January 2022 (19 years 1 month)
Austin, TX

Jeff's career at Equitable started as a Financial Advisor where he was an 18 time qualifier to the Million Dollar Round Table and one of the youngest members of their prestigious Hall of Fame. Jeff rose through the ranks becoming Vice President at the age of 26, where he lead the top team in the company. In 2008 Jeff was promoted to Senior Vice President where he partnered in leading the Texas branch to 3 consecutive Gold President's Trophies as the top branch within the firm, ultimately growing the organization to the 11th largest firm of its type in the world (according to GAMA). Jeff retired from Equitable as one of the most decorated producers and managers in company history.

Flameboyant
Founder and CEO
January 2001 - December 2002 (2 years)
Austin, TX

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Education

The University of Texas at Austin
Bachelor's degree, Engineering Route To Business · (1997 - 2001)